Exhibit 99.1

Date: 16/02/2010	100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/03/2010
Record Date for Voting (if applicable) :	23/03/2010
Meeting Date :	06/05/2010
Meeting Location (if available) :	Toronto

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	730843109	CA7308431096

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for POINTS INTERNATIONAL LTD.